                                                                    EXHIBIT 99.2

                    BIOVAIL CORPORATION 2001 INTERIM REPORT

                                       Q1
                              FIRST QUARTER REPORT

DEAR FELLOW SHAREHOLDERS:

    I am pleased to report that Biovail has started the year 2001 with record first quarter financial results. These results reflect a major product line acquisition along with a number of additional milestones as the Company continues to evolve into a major fully-integrated North American pharmaceutical operation.

    CARDIZEM-REGISTERED TRADEMARK- ACQUISITION

    At the beginning of the quarter, Biovail acquired the North American rights to the entire Cardizem-Registered Trademark- line of diltiazem products from Aventis Pharmaceuticals Inc. Cardizem-Registered Trademark- is a market leading brand of calcium channel blockers for the treatment of hypertension and angina. Total U.S. sales of calcium channel blockers in 2000 exceeded $3.5 billion. Cardizem-Registered Trademark- CD was the best selling diltiazem product in the U.S. last year with over 13 million prescriptions. Other products in the line include Cardizem-Registered Trademark-, Cardizem-Registered Trademark- SR and Cardizem-Registered Trademark- injectables. The acquisition of this significant product line is expected to add over $150 million in incremental revenue in 2001.

    The acquisition of the Cardizem-Registered Trademark- line also allows Biovail to add value to its new improved once-daily diltiazem product, currently undergoing studies to support superior marketing claims. This new product, which has already received FDA approval, will likely be launched as Cardizem-Registered Trademark- XL. This new product will offer measurable therapeutic advantages. Biovail expects to launch Cardizem-Registered Trademark-XL mid 2002.

    U.S. SALES OPERATIONS

    The integration of DJ Pharma, the U.S. sales operation acquired by Biovail in 2000, was completed during the quarter. The Company's new U.S. sales operation, renamed Biovail Pharmaceuticals, will be based in Raleigh, North Carolina. Biovail is currently investigating several product acquisition opportunities that would enable the Company to further leverage the U.S. sales organization and enjoy a higher level of product revenues from the sale of products directly prompted by Biovail.

    Biovail intends to add approximately 500 sales professionals to the current team of 300 to increase the Company's presence in the lucrative U.S. market and support new product launches and the ongoing expansion of the Company's product development portfolio. Funding of this expansion will be undertaken through marketing and/or strategic arrangements.

    PRODUCT SALES

    Sales continued to grow in the first quarter of 2001. Sales revenue for the quarter was more than double first quarter 2000 sales revenue. U.S. sales of Tiazac-Registered Trademark- by the Company's marketing partner, Forest Laboratories, increased and now hold market share in excess of 20% of total once-daily diltiazem prescriptions, up from 17% for the same period last year.

    Crystaal, Biovail's Canadian marketing division also had an excellent first quarter, showing significant gains over the first three months of last year. This was driven by continued market penetration by numerous products in Crystaal's portfolio, including Tiazac-Registered Trademark-, Celexa, Retavase and Cardizem-Registered Trademark- CD. This strong performance is expected to continue throughout the year and will be bolstered by the anticipated inclusion of Monocor on major provincial drug formularies.

    NEW PRODUCTS

    The first quarter of 2001 saw a number of major new product announcements. In February, Biovail received FDA approval for its generic version of Procardia XL 30mg. Teva Pharmaceuticals, Biovail's U.S. generic marketing partner, announced an immediate launch of the new product. Total brand sales for this treatment for hypertension and angina in 30mg and 60mg dosage strengths were $299 million. Biovail has already received approval for its 60mg Procardia XL product.

    Nutravail, an operating unit of Biovail specializing in nutraceuticals launched a new product during the quarter -- a soft, chewable calcium tablet marketed under WalMart's Spring Valley brand.

    PRODUCT PIPELINE

    Biovail's product pipeline remains strong, with several major products in late stage development.

    Three Abbreviated New Drug Applications (ANDA's) were filed with the FDA in the quarter. These include generic controlled-release versions of Procardia XL 90mg, Adalat CC 90mg and Tegretol 400mg. The first two products are indicated for angina and hypertension, while the third, Tegretol, is indicated for the treatment of epilepsy. Total annual brand sales of these products exceed
$220 million.

    Other products under late stage development include once-daily controlled-release versions of Buspirone, a treatment for anxiety and depression with annual branded sales of $675 million and Tramadol, a chronic pain medication with branded sales of $500 million, both of which are currently undergoing Phase III clinical trials. Also under development are once-daily controlled-release versions of Metformin and Bupropion. Biovail's partner, H. Lundbeck A/S, has also initiated Phase III clinical trials on a second-generation modified release formulation of citalopram (Celexa) for the Canadian marketplace.

    Substantial progress continues to be made on products utilizing Biovail's proprietary FlashDose technology. Development is on track for a novel FlashDose version of Paxil. This leading antidepressant currently has annual U.S. sales of $1.7 billion and continues to show rapid growth. Biovail anticipates filing this product with the FDA by the end of 2001.

    The Company is also working on a FlashDose version of the sleep disorder medication Ambien -- a $1 billion plus product.

    In total, Biovail currently has five controlled-release products and eight FlashDose products in various stages of development, representing over $10 billion in current branded product sales.

    MANUFACTURING AND CRD

    In January, Biovail assumed control of its new Dorado, Puerto Rico manufacturing facility acquired from Ortho McNeil. Integration of manufacturing with Biovail's Carolina, Puerto Rico plant will be implemented over the next 18 to 24 months. The Dorado facility is capable of producing 15 billion units per year without expansion. Plans include modifying the new facility for the manufacture of FlashDose products for world markets.

    The Company's Contract Research Division completed a significant expansion in the first quarter. The expansion includes additional state-of-the-art laboratory space and a new clinical facility to support advanced clinical trials for New Drug Application (NDA) submissions.

    RECORD RESULTS

    Biovail reported record financial reports for the three months ended
March 31, 2001. Total revenue for the period increased 135% to $119.2 million, compared with $50.8 million for the same period last year. Operating income for the first quarter was $44.4 million, a 177% increase over the $16.0 million reported for the first quarter 2000. Earnings before interest, taxes, depreciation and amortization for the three month period ended March 31, 2001 increased 168% to $57.8 million, compared to $21.6 million for the same period last year.

    Net income for the first quarter was $29.2 million, compared to first quarter 2000 net income, excluding certain charges, of $15.0 million. Earnings per share on a diluted basis for the first quarter 2001 were $0.20, an 82% increase over earnings per share on a diluted basis of $0.11, excluding certain charges, for the first three months of 2000. Items excluded from first quarter 2000 financial results are the cumulative effect of a change in accounting principle and an extraordinary item related to the early retirement of the Company's U.S. Dollar Senior Notes.

    On behalf of the Board of Directors, I would like to express my appreciation to Biovail's employees and to our shareholders for their continued commitment and support.

[SIGNATURE]

Eugene Melnyk
Chairman of the Board

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                               MARCH 31    DECEMBER 31
                                                                 2001          2000
                                                              ----------   ------------
                                                                     (Unaudited)
ASSETS
CURRENT
Cash and cash equivalents...................................  $   49,566    $  125,144
Accounts receivable.........................................      87,178       105,850
Inventories.................................................      31,845        24,108
Deposits and prepaid expenses...............................      10,727         5,347
                                                              ----------    ----------
                                                                 179,316       260,449
Long-term investments.......................................       1,674         1,561
Property, plant and equipment, net..........................      62,025        52,541
Goodwill, net...............................................     100,168       103,105
Intangible assets, net......................................     659,545       667,431
Other assets, net...........................................      22,014        22,180
                                                              ----------    ----------
                                                              $1,024,742    $1,107,267
                                                              ==========    ==========
LIABILITIES
CURRENT
Accounts payable............................................  $   28,871    $   34,683
Accrued liabilities.........................................      46,896        35,452
Income taxes payable........................................       6,151         6,711
Deferred revenue............................................      29,632        26,334
Current portion of long-term obligations....................     136,500       182,564
                                                              ----------    ----------
                                                                 248,050       285,744
Deferred revenue............................................      26,700        27,900
Long-term obligations.......................................     177,021       256,180
Convertible Subordinated Preferred Equivalent Debentures....     299,985       299,985
                                                              ----------    ----------
                                                                 751,756       869,809
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized,
  132,142,000 and 131,461,000 issued and outstanding at
  March 31, 2001 and December 31, 2000, respectively........     500,648       492,733
Warrants....................................................       7,912         7,912
Deficit.....................................................    (232,653)     (261,819)
Accumulated other comprehensive loss........................      (2,921)       (1,368)
                                                              ----------    ----------
                                                                 272,986       237,458
                                                              ----------    ----------
                                                              $1,024,742    $1,107,267
                                                              ==========    ==========

                              BIOVAIL CORPORATION

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                  (Unaudited)
REVENUE
Product sales...............................................  $111,927   $ 35,853
Research and development....................................     1,566     11,651
Royalty and licensing.......................................     5,734      3,278
                                                              --------   --------
                                                               119,227     50,782
                                                              --------   --------
EXPENSES
Cost of goods sold..........................................    26,554     11,035
Research and development....................................    11,407     11,766
Selling, general and administrative.........................    36,878     11,936
                                                              --------   --------
                                                                74,839     34,737
                                                              --------   --------
OPERATING INCOME............................................    44,388     16,045
Interest expense, net.......................................   (12,472)      (266)
                                                              --------   --------
INCOME BEFORE INCOME TAXES..................................    31,916     15,779
Provision for income taxes..................................     2,750        813
                                                              --------   --------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE............................    29,166     14,966
Extraordinary item..........................................     --       (20,039)
                                                              --------   --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................    29,166     (5,073)
Cumulative effect of change in accounting principle.........     --       (43,500)
                                                              --------   --------
NET INCOME (LOSS)...........................................  $ 29,166   $(48,573)
                                                              ========   ========
BASIC EARNINGS (LOSS) PER SHARE
Income before extraordinary item and cumulative effect of
  change in accounting principle............................  $   0.22   $   0.12
Extraordinary item..........................................     --         (0.16)
Cumulative effect of change in accounting principle.........     --         (0.35)
                                                              --------   --------
Net income (loss)...........................................  $   0.22   $  (0.39)
                                                              ========   ========
DILUTED EARNINGS (LOSS) PER SHARE
Income before extraordinary item and cumulative effect of
  change in accounting principle............................  $   0.20   $   0.11
Extraordinary item..........................................     --         (0.15)
Cumulative effect of change in accounting principle.........     --         (0.31)
                                                              --------   --------
Net income (loss)...........................................  $   0.20   $  (0.35)
                                                              ========   ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (000S)
Basic.......................................................   131,773    125,584
                                                              ========   ========
Diluted.....................................................   148,084    140,522
                                                              ========   ========

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                                   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  29,166   $ (48,573)
Depreciation and amortization...............................     13,403       5,540
Amortization of discount on long-term obligations...........      3,954      --
Deferred income taxes.......................................      1,450      --
Compensation cost for employee stock options................        500      --
Extraordinary item..........................................     --          20,039
Cumulative effect of change in accounting principle.........     --          43,500
                                                              ---------   ---------
                                                                 48,473      20,506
Change in non-cash operating items..........................     16,857     (22,518)
                                                              ---------   ---------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.............     65,330      (2,012)
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............    (12,987)     (3,929)
Additions to intangible assets..............................    (14,002)     --
Reduction in intangible assets..............................      8,750         261
Acquisition of long-term investments........................        (42)     (2,285)
Maturity of short-term investments, net.....................     --          46,346
Proceeds from sale of assets held for disposal..............     --          17,000
                                                              ---------   ---------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.............    (18,281)     57,393
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares...................................      7,415     102,298
Repayments under revolving term credit facility.............    (76,095)     --
Reduction in other long-term obligations....................    (53,820)    (10,651)
Issuance of Convertible Subordinated Preferred Equivalent
Debentures, net of financing costs..........................     --         290,312
Repurchase of U.S. Dollar Senior Notes......................     --        (141,017)
Collection of warrant subscription receivable...............     --           1,282
                                                              ---------   ---------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.............   (122,500)    242,224
                                                              ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (127)        (21)
                                                              ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    (75,578)    297,584
Cash and cash equivalents, beginning of period..............    125,144     178,086
                                                              ---------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  49,566   $ 475,670
                                                              =========   =========

Presentation for the three months ended March 31, 2001 and 2000, reflects the retroactive adoption of SAB 101, and the reclassification of certain figures.

                            SHAREHOLDER INFORMATION

HEAD OFFICE

Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

HOW TO REACH US FOR MORE INFORMATION

    For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

THE ANNUAL MEETING OF SHAREHOLDERS

    The annual meeting of shareholders will be held at:

2:00 p.m.
Monday, June 25, 2001
Metro Toronto Convention Centre
Room 206 DF
255 Front Street West
Toronto, Ontario M5V 2W6

                             CORPORATE INFORMATION

TRADING SYMBOLS

Common Shares:  BVF
Common Share Warrants:  BVF_w
Convertible Subordinated Preferred Equivalent Debentures:  BVF_p

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company
Toronto, Canada
ChaseMellon Shareholder Services
New York, New York

    The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions:
Biovail, Cardizem-Registered Trademark-, Tiazac-Registered Trademark-, Viazem, CEFORM -Registered Trademark-, Flash Dose-Registered Trademark-,
Shearform-Registered Trademark- and Crystaal.

    To the extent any statements made in this report contains information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

    Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.

[LOGO]

Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

T: (416) 285-6000
F: (416) 285-6499
E: ir@biovail.com
W: www.biovail.com